Via Facsimile and U.S. Mail
Mail Stop 6010

May 18, 2006

Mr. Michael O'Reilly
Vice Chairman and Chief Financial Officer
The Chubb Corporation
15 Mountain View Road
Warren, NJ 07061-1615

Re: The Chubb Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-08661

Dear Mr. O'Reilly:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Estimates and Uncertainties, page 39

1. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has

adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

    a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. We note you currently present the amounts by segment but we believe more disaggregate information by business or tail is beneficial.

    b. We note on page 39 you identify your short and long tail business classes. We are aware that there are different methodologies for the short-tail vs. long-tail business. Please provide a description of the methodology used by tail or by line of business in addition to your current disclosure. Your current disclosure describes different analyses that are used to estimate loss reserves for long tail classes where anticipated loss experience is less predictable but it does not appear to fully describe how the reserve process is different (i.e. specific actuarial methods and/or assumptions used) for all short and long tail business. In addition, please disclose the following:

        i. Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

        ii. In addition, we note you provide the percentage of your aggregated net loss reserves which represent IBNR losses. Because IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves for each line of business or by tail.

        iii. Please describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

    c. Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

  d. We note you identify loss development factors and loss cost trend factors as important assumptions for the overall loss reserving process. Please identify and describe the key assumptions that materially affect the estimate of the reserve or loss and loss adjustment expenses for each line of business or tail. In addition please disclose the following:

    i. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

    ii. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in i. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

  e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We believe that disclosure that disaggregates inherently different lines or tails is more meaningful than aggregated reserve volatility disclosure.

2. We note your reinsurance ceded disclosure on page 28. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss the expected effect that the changes you disclose to your past reinsurance strategies may have on your financial position, results of operations and cash flows. In addition, you disclose that your ability to cede future losses for certain coverages, such as terrorism, will continue to be limited and expensive in 2006. Disclose the expected effect of these reinsurance limitations on your financial position, operating results and cash flows.

Cash Flows from Operating Activities, page F-6

3. Explain to us why cash provided from increases in unearned premiums declined significantly in each year presented when earned premiums increased in each year. Direct us to disclosure explaining this trend or tell us why you did not explain this in the filing.

Notes to Consolidated Financial Statement

Note 2. Transfer of Ongoing Reinsurance Assumed Business, page F-10

4. Please tell us, in disclosure-type format, what specific accounting guidance you referenced for the transfer of your assets to Harbor Point Limited, including the recognition of the $171 million investment gain and the $33 million deferred gain. Please tell us the carrying values and fair values for the assets transferred to Harbor Point Limited and how the fair values of those assets were determined. Please discuss any continuing performance obligation you have related to the assets transferred and how those obligations were taken into consideration when determining the amount of gain recognized.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant